

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2017

Stan Erck
President and Chief Executive Officer
Novavax, Inc.
20 Firstfield Road
Gaithersburg, Maryland 20878

     Re: Novavax, Inc.
        Form 10-K for the Fiscal Year Ended December 31, 2016
        Filed February 27, 2017
        File No. 000-26770

Dear Mr. Erck:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

                                       Division of Corporation Finance
                                       Office of Healthcare & Insurance